EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2017
Excluding interest on deposits
Income before income tax expense	$35,900
Fixed charges:
Interest expense	11,418
One-third of rents, net of income from subleases (a)	534
Total fixed charges	11,952
Add: Equity in undistributed income of affiliates	1,352
Income before income tax expense and fixed charges, excluding capitalized interest	$49,204
Fixed charges, as above	$11,952
Ratio of earnings to fixed charges	4.12
Including interest on deposits
Fixed charges, as above	$11,952
Add: Interest on deposits	2,857
Total fixed charges and interest on deposits	$14,809
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$49,204
Add: Interest on deposits	2,857
Total income before income tax expense, fixed charges and interest on deposits	$52,061
Ratio of earnings to fixed charges	3.52

(a)	The proportion deemed representative of the interest factor.